U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 23, 2005

WORLD GAMING PLC

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Minerva House

5 Montague Close

London SE1 9BB

United Kingdom

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXPLANATORY NOTE:

Attached hereto as exhibits to this Form 6-K are the following:

•                  An Admission Document being filed with the Alternative Investment Market, or AIM, operated by the London Stock Exchange and distributed to investors and shareholders in respect of, among other things, the Registrant’s (i) proposed placing of new ordinary shares, (ii) acquisition of the SPORTSBETTING.COM Group, (iii) admission of the enlarged issued share capital to trading on AIM and (iv) Notice of Annual General Meeting.  The offering contemplated by the Admission Document is being conducted solely in the United Kingdom.  United States residents will not be permitted to participate in the offering;

•                  A press release of the Registrant, dated November 14, 2005, in respect of the above; and

•                  The Registrant’s 2004 Annual Report distributed to its shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:                    November 23, 2005

WORLD GAMING PLC

By:	/s/ David James Naismith
Name:	David James Naismith
Title:	CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	AIM Admission Document

99.2	Press Release, dated November 14, 2005

99.3	2004 Annual Report